State of Delaware
Secretary of State
Division of Corporations
Delivered 12:21 PM 03/11/2022
FILED 12:21 PM 03/11/2022
SR 20220969944 - File Number 2545851

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
RENNOVA HEALTH, INC.

It is hereby certified that:

1. The name of the corporation is Rennova Health, Inc. (the "Corporation"), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "DGCL").

2. The Certificate of Incorporation of the Corporation, as amended, is hereby amended by deleting Article FOURTH, Paragraph A thereof and inserting in lieu of said Paragraph the following new Article FOURTH, Paragraph A:

> "The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is two hundred fifty billion and five million (250,005,000,000) shares, comprised of two hundred fifty billion (250,000,000,000) shares of Common Stock, par value $0.0001 per share, and five million (5,000,000) shares of Preferred Stock, par value $0.01 per share. Effective as of 5:00 p.m., Eastern time, on March 15, 2022 (the "Effective Time"), each ten thousand (10,000) shares of the Corporation's Common Stock, par value $0.0001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of Common Stock, par value $0.0001 per share, of the Corporation (the "Reverse Split"); provided, however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to such fraction multiplied by the average of the high and low prices of the Corporation's Common Stock as reported for the five trading-day period ending on the last business day before the Effective Time (as adjusted to give effect to the Reverse Split). The designation, powers, preferences and relative, participating, optional or other special rights, including voting rights, qualifications, limitations or restrictions of the Preferred Stock shall be established by resolution of the Board of Directors pursuant to Section 151 of the General Corporation Law of the State of Delaware. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock pursuant to the terms thereof."

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

4. The effective date of this filing is March 15, 2022 at 5:00 p.m., Eastern time.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be executed by its duly authorized officer this 11th day of March, 2022.

RENNOVA HEALTH, INC.

By: /s/ Seamus Lagan
Name: Seamus Lagan
Title: Chief Executive Officer